Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE OPTIONHOLDERS

Subject:	RedHill Biopharma Ltd. Offer to Exchange Eligible Options for New Options

To:	All Eligible Optionholders

Date:	April 26, 2021

We are pleased to announce that RedHill Biopharma Ltd. (“RedHill,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, Monday, April 26, 2021. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options previously granted to you for replacement stock options with modified terms. You have full discretion to determine whether to participate in the Exchange Offer. The terms of the Exchange Offer are described in detail in the document named Offer to Exchange Eligible Options for New Options, dated April 26, 2021 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed using the following link:

https://ir.redhillbio.com/sec-filings-and-financial-information/sec-filings

Attached to this email is an Election Form listing your “Eligible Options”. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

If you elect to participate in the Exchange Offer and we accept your tendered Eligible Options for exchange, we will grant you one or more “New Options” with modified terms, as described in the Offer Documents, in exchange for your tendered Eligible Options (which will be cancelled automatically upon such grant of New Options). Note that the exercise price of your New Options will be different than the current exercise price for your Eligible Options.

All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): Benefits@altshul.co.il

Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to the Exchange Account. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which is attached to this email, to the Exchange Account.

The Exchange Offer will expire at 5:00 p.m., Eastern Time, on Monday, May 24, 2021 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, RedHill must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, RedHill must receive your Notice of Withdrawal by the Expiration Time.

Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. RedHill recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.